Exhibit 99.1

Bitdeer Announces Proposed Private Placement of US$360.0 Million of Convertible Senior Notes

November 21, 2024

SINGAPORE, Nov. 21, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (Nasdaq: BTDR) (“ Bitdeer” or the “ Company”), a world-leading technology company for blockchain and high-performance computing, today announced that it intends to offer, subject to market conditions and other factors, US$360.0 million principal amount of Convertible Senior Notes due 2029 (the “ notes”) in a private placement (the “ offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “ Securities Act”). The Company also intends to grant the initial purchasers of the notes an option to purchase, within a 13-day period beginning on, and including, the date on which the notes are first issued, up to an additional US$40.0 million principal amount of notes.

The notes will be general senior unsecured obligations of the Company and will accrue interest payable semiannually in arrears. Upon conversion, the Company will pay or deliver, as the case may be, cash, Class A ordinary shares par value US$0.0000001 per share, of the Company (the “ Class A ordinary shares”) or a combination of cash and Class A ordinary shares, at its election. The interest rate, initial conversion rate, repurchase or redemption rights and certain other terms of the notes will be determined at the time of pricing of the offering.

The Company intends to use a portion of the net proceeds from the offering to pay the cost of the zero-strike call option transaction and to pay the cash consideration for the concurrent note exchange transactions, each as described below. The Company intends to use the remaining net proceeds from the offering for datacenter expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, the Company expects to use the net proceeds from the sale of the additional notes for datacenter expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes as described above.

In connection with the pricing of the notes, the Company intends to enter into a privately negotiated zero-strike call option transaction with one of the initial purchasers or its affiliate (the “option counterparty”). Pursuant to the zero-strike call option transaction, the Company would pay a premium for the right to receive, without further payment, a specified number of Class A ordinary shares (subject to customary adjustment), with delivery thereof by the option counterparty at expiry, subject to early settlement of the zero-strike call option transaction in whole or in part at the option counterparty’s discretion. In the case of settlement at expiration or upon any early settlement, the option counterparty would deliver to the Company the number of Class A ordinary shares underlying the zero-strike call option transaction or the portion thereof being settled early. The zero-strike call option transaction is intended to facilitate privately negotiated derivative transactions with respect to the Class A ordinary shares between the option counterparty (or its affiliate) and certain investors in the notes by which those investors will be able to hedge their investment in the notes. Those activities, which are expected to occur concurrently with or shortly after the pricing of the offering, could increase (or reduce the size of any decrease in) the market price of the Class A ordinary shares and/or the notes at that time.

The option counterparty (or its affiliate) may modify its hedge positions by entering into or unwinding derivative transactions with respect to the Class A ordinary shares and/or purchasing or selling Class A ordinary shares or other securities of the Company in secondary market transactions at any time following the pricing of the notes and shortly before or after the expiry or early settlement of the zero-strike call option transaction, and, the Company has been advised that the option counterparty may unwind its derivative transactions and/or purchase or sell the Class A ordinary shares in connection with the expiry of the zero-strike call option transaction or any early settlement of the zero-strike call option transaction at the option counterparty’s discretion, including any early settlement relating to any conversion, repurchase or redemption of the notes. Those activities could also increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of the Class A ordinary shares and/or the notes.

If the zero-strike call option transaction fails to become effective, whether or not the offering is completed, the option counterparty may unwind its hedge positions with respect to the Class A ordinary shares, which could adversely affect the market price of the Class A ordinary shares and, if the notes have been issued, the market price of the notes.

Concurrently with the pricing of the notes in the offering, the Company expects to enter into one or more privately negotiated transactions with one or more holders of 8.50% convertible senior notes due 2029 (the “ existing 2029 notes”) to exchange for cash and Class A ordinary shares certain of its existing 2029 notes on terms to be negotiated with each holder (each, a "note exchange transaction"). The terms of each note exchange transaction will depend on a variety of factors. No assurance can be given as to how much, if any, of the existing 2029 notes will be exchanged or the terms on which they will be exchanged. This press release is not an offer to exchange the existing 2029 notes, and the offering of the notes is not contingent upon the exchange of the existing 2029 notes.

In connection with any note exchange transaction, the Company expects that holders of the existing 2029 notes who agree to have their existing 2029 notes exchanged and who have hedged their equity price risk with respect to such notes (the “ hedged holders”) will unwind all or part of their hedge positions by buying the Class A ordinary shares and/or entering into or unwinding various derivative transactions with respect to the Class A ordinary shares. The amount of the Class A ordinary shares to be purchased by the hedged holders or in connection with such derivative transactions may be substantial in relation to the historical average daily trading volume of the Class A ordinary shares. This activity by the hedged holders could increase (or reduce the size of any decrease in) the market price of the Class A ordinary shares, including concurrently with the pricing of the notes. The Company cannot predict the magnitude of such market activity or the overall effect it will have on the price of the notes or the Class A ordinary shares.

The notes and any Class A ordinary shares issuable upon conversion of the notes have not been and will not be registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, among others, statements relating to Bitdeer’s expectations regarding the proposed terms and the completion, timing and size of the proposed offering, the note exchange transactions and the zero-strike call option transaction, the expected use of proceeds from the sale of the notes and potential impact of the foregoing or related transactions on the market price of the Class A ordinary shares or the trading price of the notes. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties associated with market conditions, whether Bitdeer will offer the notes, enter into the note exchange transactions and the zero-strike call option transaction or be able to consummate the proposed offering, the note exchange transactions and the zero-strike call option transaction at the anticipated size or on the anticipated terms, or at all, and the satisfaction of closing conditions related to the proposed offering and the note exchange transactions, as well as discussions of potential risks, uncertainties and other factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as those discussed in Bitdeer’s subsequent filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond Bitdeer’s control. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Yujia Zhai
Orange Group
bitdeerir@orangegroupadvisors.com

Public Relations
Nishant Sharma
BlocksBridge Consulting
bitdeer@blocksbridge.com